Contact

www.linkedin.com/in/kbclauson
(LinkedIn)

Top Skills

Public Speaking
Leadership
Management

Kaben Clauson

Co-Founder at Pigeon Loans (YC W22)
Miami

Summary

Pigeon Loans is changing the way people across the world get their money needs met. Our software helps people raise money from friends, family, and those in their communities without the typical awkwardness or broken friendships.

Throughout our lives, many of us had to borrow or lend money with people we know. We hope to make this type of lending more common, as it's generally the best option for those in real need. Over $200B dollars are lent each year in the US alone between people who know each other.

If you are inspired by the mission of Pigeon Loans, please reach out to me directly. We are always looking to add great talent.

If you'd like to discuss & share ideas around any of the following topics feel free to contact me: general technology, future of banking, war history, economics, bio-hacking, reading & literature, mental models, large-cap equities, user growth tactics, sociology, automation, the future of work, prediction markets, people management, AR/VR, political science.

Experience

Pigeon Loans
Co-Founder
February 2022 - Present (3 months)
Miami, Florida, United States

Pigeon is changing the way people across the world get their money needs met. Our software helps people raise money from friends, family, and those in their communities without the typical awkwardness or broken friendships.

Nova Club
Co-Founder
July 2021 - Present (10 months)

Miami, Florida, United States

Nova is a public speaking and communication club that meets twice a month. Whether you want to get rid of social anxiety or prepare to give a world-class keynote, Nova can help. We learn through a combination of improv, speech review, and games. Join the waitlist to become a member and reach your speaking goals.

TruePublic
Co-Founder/CEO
January 2017 - February 2022 (5 years 2 months)
Miami, Florida, United States

TruePublic believes in a world of honest expression and transparency. We are helping create a world where employees feel heard, valued, and connected. Our software is helping companies retain employees by supporting great company culture.

A place to express who you are, what you believe and see how your views connect with others.
Every vote is anonymous.

Lifelane
Marketing Director
October 2016 - August 2018 (1 year 11 months)
Chicago, Illinois, United States

I lead efforts to support not-for-profits with best practices around marketing, website development, and brand direction.

I lead the branding, website, launch plan for a not-for-profit that has been helping keep young men out of gang violence. We've partnered with numerous community leaders on the south side of Chicago to give young men a better path to a great future.

Yelp
Business Development Specialist
January 2015 - October 2016 (1 year 10 months)
Chicago, Illinois, United States

Independant
Book Launch Marketing Specialist
May 2013 - December 2015 (2 years 8 months)
Washington DC-Baltimore Area

Education

Y Combinator
 · (January 2022 - March 2022)

American University
Bachelor's Degree, Business Management · (2009 - 2013)